                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                              ___________________

                                   FORM 11-K
                              ___________________

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the Fiscal Year Ended December 31, 2000



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Frontier National Corporation KSOP Plan
               43 North Broadway
               Sylacauga, Alabama  35150

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Frontier National Corporation
               43 North Broadway
               Sylacauga, Alabama  35150

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                       Financial Statements and Schedules

                           December 31, 2000 and 1999



                                    CONTENTS
                                    --------

Independent Auditors' Report.......................................................   3

Financial Statements

 Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999..   4
 Statements of Changes in Net Assets Available for Benefits for the
   Years Ended December 31, 2000 and 1999..........................................   5
 Notes to Financial Statements.....................................................   6

Supplemental Schedules

 Schedule of Assets Held for Investment Purposes as of December 31, 2000...........  13
 Schedule of Assets Held for Investment Purposes as of December 31, 1999...........  16
 Schedule of Reportable Transactions for the Year Ended December 31, 2000..........  19
 Schedule of Reportable Transactions for the Year Ended December 31, 1999..........  21

                   Schauer, Taylor, Cox, Vise & Morgan, P.C.
                  Certified Public Accountants and Consultants
                              150 Olde Towne Road
                           Birmingham, Alabama  35216


Douglas B. Schauer, CPA         Telephone - 205.822.3488       Steven W. Brown, CPA
Edward R. Taylor, CPA             Wats - 800.466.3488          M. Bryant King, CPA
W. Ernest Cox, CPA         Fax - 205.822.3541 or 205.822.0645  Raymond A. Patton, CPA
Donald G. Vise, CPA          Email - Firm@schauertaylor.com    Russell D. Payne, CPA
Phillip D. Morgan, CPA                                         Steven D. Miller, CPA


                          INDEPENDENT AUDITORS' REPORT


Administrative Committee
Frontier National Corporation KSOP Plan

We have audited the accompanying statements of net assets available for benefits of Frontier National Corporation KSOP Plan (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements and schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and for complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/ Schauer, Taylor, Cox, Vise & Morgan, P.C.
                                   ---------------------------------------------
                                       Schauer, Taylor, Cox, Vise & Morgan, P.C.

Birmingham, Alabama
July 9, 2001

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2000 and 1999


                                             2000        1999
                                       ----------  ----------
Assets

Investments at Fair Value
 Cash and money market funds.........  $  408,411  $  446,023
 Mutual funds and collective trusts..     958,558   1,424,416
 Sponsor company common stock........     488,178     329,059
                                       ----------  ----------
  Total Investments at Fair Value....   1,855,147   2,199,498
                                       ----------  ----------

Receivables
 Contribution receivable - employer..      16,983      30,338
 Contribution receivable - employee..       5,684          --
 Accrued income......................       4,215         118
                                       ----------  ----------
  Total Receivables..................      26,882      30,456
                                       ----------  ----------

  Total Assets.......................   1,882,029   2,229,954


Liabilities
 Benefit claim payable...............       1,284       8,157
 Other liabilities...................       2,050          --
                                       ----------  ----------
  Total Liabilities..................       3,334       8,157
                                       ----------  ----------

Net Assets Available for Benefits....  $1,878,695  $2,221,797
                                       ==========  ==========

        The accompanying notes are an integral part of these statements

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    Years Ended December 31, 2000 and 1999


                                                                 2000         1999
                                                           ----------   ----------
Additions To Net Assets Attributed To:
 Investment Income
  Unrealized appreciation (depreciation) of investments..  $ (390,431)  $  193,181
  Net loss on sale of investments........................     (13,765)      (2,420)
  Capital gains and dividends on mutual funds............      85,505      114,040
  Interest...............................................      22,542       39,111
  Dividends on common stocks.............................      11,324        2,691
                                                           ----------   ----------
   Total Investment Income...............................    (284,825)     346,603

 Contributions
  Employer contributions.................................     111,492      154,593
  Employee contributions.................................     176,440      209,612
  Transfers from merged plans............................          --    2,134,861
                                                           ----------   ----------
   Total Contributions...................................     287,932    2,499,066
                                                           ----------   ----------

   Total Additions.......................................       3,107    2,845,669
                                                           ----------   ----------


Deductions from Net Assets Attributed To:
  Plan benefit payments..................................     336,829      610,258
  Trustee fees...........................................       9,380       13,614
                                                           ----------   ----------
   Total Deductions......................................     346,209      623,872
                                                           ----------   ----------

Net Increase (Decrease)..................................    (343,102)   2,221,797

Net Assets Available for Benefits - Beginning of Year....   2,221,797           --
                                                           ----------   ----------

Net Assets Available for Benefits - End of Year..........  $1,878,695   $2,221,797
                                                           ==========   ==========



        The accompanying notes are an integral part of these statements

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies

The Frontier National Corporation KSOP Plan (the "Plan") was established and effective on January 1, 1999 (the effective date). The Plan consists of the merging of the Valley National Bank 401(k) Profit Sharing Plan and Trust, First National-America's Bank Profit Sharing Retirement Plan and Trust, and First National-America's Bank 401(k) Plan and Trust. The merged plans are those of wholly-owned subsidiaries of Frontier National Corporation (the "Company").

Basis of Accounting - The accompanying financial statements and schedules of the
-------------------
Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with
----------------
generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Administrative expenses - Administrative expenses not paid from Plan assets are
-----------------------
paid by the Company.

Investments - The Plan's investments are stated at fair value. Securities traded
-----------
on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date or in which recent trades are too few to properly reflect true market value are valued at either the last reported bid price or an average of recent sales, which ever is considered a more appropriate estimation of fair value.

Tax Status - To date, the Plan has not received a determination letter from the
----------
Internal Revenue Service. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed to qualify as tax exempt under Section 401(a) of the Internal Revenue Code.


Note 2 - Description of the Plan

The following description of the Frontier National Corporation KSOP Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 2000 and 1999


Note 2 - Description of the Plan - Continued

General - The Plan is a defined contribution 401(k) Employee Stock Ownership
-------
Plan established to provide benefits to the eligible employees of Frontier National Corporation and it's subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation - Any employee is entitled to participate on January 1 or July 1
-------------
of a plan year following completion of one year of service (1,000 hours). Participation in the Plan is voluntary.

Contributions - Participants may contribute between 1% and 15% of compensation
-------------
subject to limitations set forth by the Plan. Investment of employee contributions in the various funds is at the employee's discretion. The Company will make a matching contribution equal to 25% of the first 4% of deferred compensation invested in non-Company securities. For elective deferrals invested in Company securities, the Company will match the employee deferral with 75% of the first 15% of deferred compensation.

The Company may also make discretionary employer contributions. These are allocated among all participants pro rata based on compensation.

To be eligible to receive allocations of employer discretionary contributions, the participant must have completed at least 1,000 hours of service in the Plan year and be employed by the Company on the last day of the Plan year.

Allocation of Benefits - Employer matching contributions are allocated to
----------------------
eligible participants' accounts based upon the ratio of eligible participants' compensation for the year to total compensation of all eligible Plan members for the year. Investment income and any gain or loss within each pool is allocated to each participant's account based on each participant's pro-rata share of such pool, valued as of the immediately preceding allocation date (last day of each calendar quarter). As of each Plan anniversary date (last day of the Plan year), discretionary employer contributions shall be allocated to the accounts of participants who have completed one thousand hours of service with the employer during the Plan year for which the contribution is made and is employed by the employer on the anniversary date of such Plan year. Discretionary employer contributions are allocated in the proportion that the compensation of each eligible participant bears to the compensation of all eligible participants. Forfeitures attributable to discretionary employer contributions are allocated during the Plan year in which such forfeitable event occurs in proportion that the compensation of each participant bears to compensation of all participants. Forfeitures attributable to employer matching contributions shall be used to reduce future employer matching contributions.

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 2000 and 1999


Note 2 - Description of the Plan - Continued

Vesting - Participants are immediately fully vested in their contributions plus
-------
earnings thereon. Upon a participant's attainment of normal retirement age (65), death or permanent disability or the 5th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer's contribution is based on years of credited service as follows:

                         Years of               Vested
                      Credited Service        Percentage
                      ----------------        ----------

                        Less than 2                0%
                             2                    20%
                             3                    40%
                             4                    60%
                             5                    80%
                             6                   100%

Benefit Payments - It is the normal practice of the Company to make benefit
----------------
distributions as soon as administratively possible following the end of the quarter during which participants separate from service. If a participant's Vested Accrued Benefit exceeds $5,000, (or has ever exceeded $5,000 at the time of any prior distribution), and such benefit is immediately distributable, such benefit will not be distributed without the written consent of the Participant.

It is required that unless a participant elects otherwise, benefit distributions are made in a lump sum not later than 60 days following the end of the Plan year following the later of the participant's 65th birthday, the 10th anniversary of the date on which participation commenced or the termination of employment. In the event of the death of a participant prior to distribution, benefits will be paid to a designated beneficiary in a lump sum. Distributions in the form of employer securities are subject to the employer's right of first refusal upon future sale. The Plan also provides for withdrawals due to financial hardship.

Plan Termination - Although it has not expressed any intention to do so, the
----------------
Company may wholly or partially terminate the Plan or direct the discontinuance of contributions at any time, subject to the provisions of ERISA.

Stock Split - On May 21, 1999, the Company effected a three-for-two stock split
-----------
to shareholders of record on April 20, 1999.

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 2000 and 1999


Note 2 - Description of the Plan - Continued

Investment Options - Upon enrollment in the Plan, a participant may direct
------------------
contributions to portfolios and sponsor stock. The portfolios consist of the following:

          Aggressive Equity Portfolio
          Growth Portfolio
          Balanced Portfolio
          Growth & Income Portfolio
          Fixed Income Portfolio

The portfolios invest in the following mutual funds:

          Accessor International Equity Portfolio
          Accessor Small to Mid Cap Portfolio
          Accessor Value & Income Portfolio
          Accessor Growth Portfolio
          Accessor Mortgage Securities Portfolio
          Accessor Short-Intermediate Fixed-Income Portfolio
          Accessor Intermediate Fixed-Income Portfolio
          Federated Prime Cash Obligations Fund
          Federated Treasury Obligations Fund

Investments were merged into the Plan on January 1, 1999. First National-America's Bank maintained a profit sharing plan invested in certificates of deposit and a 401(k) Plan invested in Kemper Funds. The account balances transferred into the Plan during 1999, totaled $483,499 and $849,619, respectively. These two investment options were not available in 2000 or 1999 for employee deferrals and employer contributions. In addition, Valley National Bank maintained a 401(k) Plan invested with Smith Barney. Account balances totaling $801,743 were transferred into the Plan in 1999.

Voting Rights - All voting rights on shares of Company stock held in the Plan
-------------
shall be exercised by the trustee as directed by the Compensation Committee of the Company.

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 2000 and 1999

Note 3 - New Accounting Literature

Statement of Position 99-3 - The Accounting Standards Executive Committee issued
--------------------------
Statement of Position ("SOP") 99-3, Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. The statement was adopted for the 1999 financial statements.


Note 4 - Investments

The following presents investments at December 31, 2000 and 1999 that represent 5% or more of the Plan's net assets:

                                                                 2000          1999
                                                               --------     ----------
Accessor Balanced Allocation Fund
 12,656 shares...............................................  $109,853*    $       --

Accessor Growth Allocation Fund
 1,041 shares................................................   110,054*            --

Kemper Growth - B
 47,438 and 53,272 shares, respectively......................   558,825*       910,946*

Certificates of Deposit, Frontier National Bank, Sylacauga,
 various rates and maturities................................   392,146*       415,732*

Frontier National Corporation Common Stock,
 42,219 and 21,071 shares, respectively......................   488,178*       329,059*

*  Participant - directed

During 2000 and 1999, the Plan's investments (including gains and losses on investments sold during the year) appreciated (depreciated) in value by $(404,196) and $190,761, respectively, as follows:

                                                                  2000             1999
                                                               ---------         --------
Mutual funds and collective trusts..........................   $(286,341)        $184,255
Common stock................................................    (117,855)           6,506
                                                               ---------         --------
                                                               $(404,196)        $190,761
                                                               =========         ========

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          December 31, 2000 and 1999

Note 5 - Party-in-Interest Transaction

The Company, through its two subsidiary banks holds participant certificates of deposits totaling $392,146 and $415,732 at December 31, 2000 and 1999, respectively.

At December 31, 2000 and 1999, the Plan held an investment in the Company's common stock valued at $488,178 and $329,059, respectively. During 2000, the Plan received $11,324 in dividends and had recognized depreciation of $117,855. During 1999, the Plan received $2,691 in dividends and had recognized appreciation of $6,506.

                             SUPPLEMENTAL SCHEDULES

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 2000

                        Form 5500, Schedule H, Item 4(i)

                    Sponsor EIN 72-1355228, Plan Number 001


          (a), (b)                                                              (e)
   Identity of Issue and                       (c)                 (d)        Current
     Asset Description                     Description             Cost        Value
   ---------------------                   ------------           -------     -------

Mutual Funds:

Accessor U.S. Government
Money Market Fund                           6,438 shares          N/A **   $  6,438

Accessor Aggressive Growth
Allocation Fund                             7,239 shares          N/A **     58,979

Accessor Balanced
Allocation Fund                            12,656 shares          N/A **    109,853

Accessor Income
Allocation Fund                            11,887 shares          N/A **     10,906

Accessor Income and Growth
Allocation Fund                             2,085 shares          N/A **     20,628

Accessor Growth
Allocation Fund                             1,041 shares          N/A **    110,054

Money Market
Obligations Fund #398                       9,169 shares          N/A **      9,169

Federated Prime
Obligation #396                               659 shares          N/A **        659

Kemper Tech - B                               337 shares          N/A **      5,600

Kemper Total Return - B                     2,592 shares          N/A **     25,946

Kemper Growth - B                          47,438 shares          N/A **    558,825

Kemper Small Cap Equity - B                   910 shares          N/A **      4,330

Kemper Total Return - A                       140 shares          N/A **      1,400

Kemper Growth - A                           2,873 shares          N/A **     37,581

Kemper New Europe - A                           4 shares          N/A **         53


                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

                               December 31, 2000

                        Form 5500, Schedule H, Item 4(i)

                    Sponsor EIN 72-1355228, Plan Number 001

         (a), (b)                                                                  (e)
  Identity of Issue and                               (c)             (d)        Current
    Asset Description                             Description        Cost         Value
  ----------------------                          ------------  ---------------  -------
  Mutual Funds - Continued:

  Kemper International - B                         74   shares       N/A **       $  762

  Kemper New Europe - B                           451   shares       N/A **        5,435

  Kemper Blue Chip - B                            172   shares       N/A **        3,277

  Kemper Aggr. Growth - B                         259   shares       N/A **        4,655

  Kemper Small Cap Value - B                       16   shares       N/A **          273

  Certificates of Deposits:

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 5.29%
                                                  due 02/16/05       N/A **        7,908

* Frontier National Bank-Sylacauga              Certificate of
                                               Deposit, 6.823%
                                                  due 12/20/05       N/A **       84,527

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 5.40%
                                                  due 09/11/01       N/A **        4,395

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 5.40%
                                                  due 01/01/02       N/A **        4,849

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 6.25%
                                                  due 06/17/02       N/A **       57,939

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 6.25%
                                                  due 12/11/02       N/A **       55,753

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

                               December 31, 2000

                       Form 5500, Schedule H, Item 4(i)

                    Sponsor EIN 72-1355228, Plan Number 001

        (a), (b)                                                                    (e)
  Identity of Issue and                              (c)             (d)          Current
    Asset Description                             Description        Cost          Value
  ----------------------                        --------------  ---------------  ----------
  Certificates of Deposits - Continued:

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 6.25%
                                                  due 12/15/02       N/A **      $   20,396

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 5.20%
                                                  due 12/19/03       N/A **         151,854

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 5.40%
                                                  due 07/26/01       N/A **           4,525

  Common Stock:

* Frontier National Corporation
  Common Stock                                  42,219  shares       N/A **         488,178
                                                                                 ----------
                                                                                 $1,855,147
                                                                                 ==========

*  Indicates a party-in-interest
** Cost information has been omitted for participant directed investments

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1999

                        Form 5500, Schedule H, Item 4(i)

                    Sponsor EIN 72-1355228, Plan Number 001

         (a), (b)                                                                   (e)
  Identity of Issue and                              (c)             (d)          Current
    Asset Description                            Description         Cost          Value
  ----------------------                        --------------  ---------------  ----------
  Mutual Funds:

  Federated Treasury and Prime Cash
  Obligations Funds                            30,290   shares        N/A **       $ 30,290

  Accessor International
  Equity Portfolio Investor
  Class Shares                                  2,632   shares        N/A **         56,132

  Accessor Small to Mid
  Cap Portfolio Investor
  Class Shares                                  3,429   shares        N/A **         93,122

  Accessor Value and Income
  Portfolio Investor Class Shares               2,834   shares        N/A **         58,674

  Accessor Growth Portfolio
  Investor Class                                1,897   shares        N/A **         66,039

  Accessor Mortgage Securities
  Portfolio Investor Class Shares               4,729   shares        N/A **         56,654

  Accessor Intermediate Fixed
  Income Portfolio Investor
  Class Shares                                  5,443   shares        N/A **         61,501

  Accessor Short-Intermediate
  Fixed Income Portfolio Investor
  Class Shares                                  2,044   shares        N/A **         24,185

  Kemper Tech - B                                 877   shares        N/A **         22,715

  Kemper Total Return - B                       3,033   shares        N/A **         34,763

  Kemper Growth - B                            53,272   shares        N/A **        910,946

  Kemper Small Cap Equity - B                   1,814   shares        N/A **         12,822

  Kemper High Yield - B                           600   shares        N/A **          4,299

  Kemper Strat In - B                             179   shares        N/A **            940

  Kemper New Europe - B                           352   shares        N/A **          5,967

  Kemper Stus Govt. - B                           243   shares        N/A **          1,944

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

                               December 31, 1999

                        Form 5500, Schedule H, Item 4(i)

                    Sponsor EIN 72-1355228, Plan Number 001

         (a), (b)                                                                   (e)
  Identity of Issue and                              (c)             (d)          Current
    Asset Description                            Description         Cost          Value
  ----------------------                        --------------  ---------------  ----------
  Mutual Funds - Continued:

  Kemper Blue Chip - B                           423   shares       N/A **       $    9,212

  Kemper Aggr. Growth - B                        209   shares       N/A **            4,176

  Kemper Cash Reserve - B                        173   shares       N/A **              173

  Kemper High Return - B                           6   shares       N/A **              153

  Certificates of Deposits:

* Frontier National Bank-Sylacauga             Certificate of
                                               Deposit, 4.91%
                                                 due 07/26/04       N/A **            3,083

* Frontier National Bank-Sylacauga             Certificate of
                                               Deposit, 5.29%
                                                 due 11/23/04       N/A **              712

* Frontier National Bank-Sylacauga             Certificate of
                                               Deposit, 5.29%
                                                 due 02/16/05       N/A **            7,466

* Frontier National Bank-Sylacauga             Certificate of
                                               Deposit, 5.65%
                                                 due 10/06/00       N/A **            1,029

* Frontier National Bank-Sylacauga             Certificate of
                                               Deposit, 5.65%
                                                 due 12/20/00       N/A **           29,143

* Frontier National Bank-Sylacauga             Certificate of
                                               Deposit, 5.60%
                                                 due 12/29/00       N/A **           77,842

* Frontier National Bank-Sylacauga             Certificate of
                                               Deposit, 5.40%
                                                 due 09/11/01       N/A **            4,165

* Frontier National Bank-Sylacauga             Certificate of
                                               Deposit, 5.40%
                                                 due 01/01/02       N/A **            4,594

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

                               December 31, 1999

                        Form 5500, Schedule H, Item 4(i)

                    Sponsor EIN 72-1355228, Plan Number 001

         (a), (b)                                                                   (e)
  Identity of Issue and                              (c)             (d)          Current
    Asset Description                            Description         Cost          Value
  ----------------------                        --------------  ---------------  ----------
  Certificates of Deposits - Continued:

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 6.25%
                                                  due 06/17/02      N/A **       $   54,445

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 6.25%
                                                  due 12/11/02      N/A **           52,392

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 6.25%
                                                  due 12/15/02      N/A **           19,465

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 5.87%
                                                  due 02/05/03      N/A **            1,298

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 5.20%
                                                  due 12/16/03      N/A **           11,142

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 5.20%
                                                  due 12/19/03      N/A **          144,669

* Frontier National Bank-Sylacauga              Certificate of
                                                Deposit, 5.40%
                                                  due 07/26/01      N/A **            4,287

Common Stock:

* Frontier National Corporation
  Common Stock                                  21,071  shares      N/A **          329,059
                                                                                 ----------
                                                                                 $2,199,498
                                                                                 ==========

*  Indicates a party-in-interest
** Cost information has been omitted for participant directed investments

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                         Year Ended December 31, 2000

                       Form 5500, Schedule H, Item 4(j)

                    Sponsor EIN 72-1355228, Plan Number 001

                                                                                  (h)
           (a), (b)                                                             Current
          Identity of                                                          Value of
           Issue and                   (c)           (d)           (g)         Asset on          (i)
             Asset                  Purchase       Selling        Cost        Transaction       Gain
          Description                 Price         Price       of Asset         Date          (Loss)
-------------------------------     ---------     ---------     ---------     -----------     ---------

Frontier National Corporation
Common Stock                        $198,383      $     --      $198,383         $198,383     $     --

Frontier National Corporation
Common Stock                              --        41,511        57,353           41,511      (15,842)

Accessor U.S. Government
Money Market Fund                     83,385            --        83,385           83,385           --

Federated Prime Obligations
Fund #10                             377,461            --       377,461          377,461           --

Federated Prime Obligations
Fund #10                                  --       381,466       381,466          381,466           --

Federated Prime Obligations
Fund #396                            179,069            --       179,069          179,069           --

Federated Prime Obligations
Fund #396                                 --       167,880       167,880          167,880           --

Frontier National CD's                89,396            --        89,396           89,396           --

Frontier National CD's                    --       110,784       110,784          110,784           --

Accessor Small to Mid Cap
Portfolio                              6,057            --         6,057            6,057           --

Accessor Small to Mid Cap
Portfolio                                 --        10,917         9,879           10,917        1,038

Accessor Mortgage Securities
Portfolio                                694            --           694              694           --

Accessor Mortgage Securities
Portfolio                                 --         8,939         9,305            8,939         (366)

Accessor Short-Intermediate
Fixed Income Portfolio                 1,198            --         1,198            1,198           --

Accessor Short-Intermediate
Fixed Income Portfolio                    --        10,446        10,810           10,446         (364)

Accessor Intermediate Fixed
Income Portfolio                         717            --           717              717           --

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS - CONTINUED

                          Year Ended December 31, 2000

                        Form 5500, Schedule H, Item 4(j)

                    Sponsor EIN 72-1355228, Plan Number 001

                                                                               (h)
          (a), (b)                                                           Current
         Identity of                                                         Value of
          Issue and                  (c)          (d)           (g)          Asset on        (i)
            Asset                 Purchase      Selling        Cost        Transaction       Gain
         Description                Price        Price       of Asset          Date         (Loss)
-----------------------------     ---------     --------     ---------     ------------     ------

Accessor Intermediate Fixed
Income Portfolio                    $   --      $ 8,690       $ 9,163          $ 8,690      $(473)

Federated Treasury
Obligations Fund                     5,483           --         5,483            5,483         --

Federated Treasury
Obligations Fund                        --        9,261         9,261            9,261         --

Money Market Obligations
Trust Fund #398                      9,600           --         9,600            9,600         --

Money Market Obligations
Trust Fund #398                         --           23            23               23         --

Sterne, Agee Agg Equity
Portfolio                            2,236           --         2,236            2,236         --

Sterne, Agee Agg Equity
Portfolio                               --       20,144        19,946           20,144        198

Sterne, Agee Growth
Portfolio                            5,516           --         5,516            5,516         --

Sterne, Agee Growth
Portfolio                               --       11,365        11,188           11,365        177

Sterne, Agee Balanced
Portfolio                            5,942           --         5,942            5,942         --

Sterne, Agee Balanced
Portfolio                               --       15,488        15,438           15,488         50

Sterne, Agee Growth and
Income Portfolio                       963           --           963              963         --

Sterne, Agee Growth and
Income Portfolio                        --       10,339        10,387           10,339        (48)

Sterne, Agee Fixed
Income Portfolio                       117           --           117              117         --

Sterne, Agee Fixed
Income Portfolio                        --       12,847        13,188           12,847       (341)

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year Ended December 31, 1999

                        Form 5500, Schedule H, Item 4(j)

                    Sponsor EIN 72-1355228, Plan Number 001

                                                                               (h)
          (a), (b)                                                           Current
         Identity of                                                         Value of
          Issue and                  (c)          (d)           (g)          Asset on        (i)
            Asset                 Purchase      Selling        Cost        Transaction       Gain
         Description                Price        Price       of Asset          Date         (Loss)
-----------------------------   -----------  -----------   -----------     ------------     ------
Federated Prime
Obligations Fund                $2,747,765   $       --    $2,747,765       $2,747,765      $  --

Federated Prime
Obligations Fund                        --    2,721,098     2,721,098        2,721,098         --

Accessor International
Equity Portfolio Investor
Class Shares                        78,373           --        78,373           78,373         --

Accessor International
Equity Portfolio Investor
Class Shares                            --       29,490        30,018           29,490       (528)

Accessor Small to Mid
Cap Portfolio Investor
Class Shares                        83,817           --        83,817           83,817         --

Accessor Small to Mid
Cap Portfolio Investor
Class Shares                            --          257           243              258         14

Accessor Value and Income
Portfolio Investor Class Shares     64,833           --        64,833           64,833         --

Accessor Value and Income
Portfolio Investor Class Shares         --          206           211              206         (5)

Accessor Growth Portfolio
Investor Class                      61,704           --        61,704           61,704         --

Accessor Growth Portfolio
Investor Class                          --        5,259         5,132            5,259        127

Accessor Mortgage Securities
Portfolio Investor Class Shares     89,135           --        89,135           89,135         --

Accessor Mortgage Securities
Portfolio Investor Class Shares         --       30,233        30,592           30,233       (359)

                         FRONTIER NATIONAL CORPORATION
                                   KSOP PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS - CONTINUED

                          Year Ended December 31, 1999

                        Form 5500, Schedule H, Item 4(j)

                    Sponsor EIN 72-1355228, Plan Number 001

                                                                               (h)
          (a), (b)                                                           Current
         Identity of                                                         Value of
          Issue and                  (c)          (d)           (g)          Asset on        (i)
            Asset                 Purchase      Selling        Cost        Transaction       Gain
         Description                Price        Price       of Asset          Date         (Loss)
-----------------------------   -----------  -----------   -----------     ------------     ------
Accessor Intermediate Fixed
Income Portfolio Investor
Class Shares                      $116,258     $     --      $116,258         $116,258      $  --

Accessor Intermediate Fixed
Income Portfolio Investor
Class Shares                            --       51,197        51,637           51,197       (440)

Accessor Short-Intermediate
Fixed Income Portfolio Investor
Class Shares                       111,345           --       111,345          111,345         --

Accessor Short-Intermediate
Fixed Income Portfolio Investor
Class Shares                            --       85,849        86,562           85,849       (713)

Federated Treasury
Obligations Fund                   189,349           --       189,349          189,349         --

Federated Treasury
Obligations Fund                        --      185,090       185,090          185,090         --

Frontier National Corporation
Common Stock                       252,498           --       252,498          252,498         --

Frontier National Corporation
Common Stock                            --        9,659        10,175           10,176       (516)

Frontier National CD's              15,422           --        15,422           15,422         --

Frontier National CD's                  --        6,441         6,441            6,441         --

                             REQUIRED INFORMATION


Financial Statements

4. In lieu of the requirements of Items 1 through 3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 2000 and 1999 are presented on pages 2 through 22.


Exhibits

23  Consent of Schauer, Taylor, Cox, Vise & Morgan, P.C.

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                       FRONTIER NATIONAL CORPORATION KSOP PLAN

Date:  July 13, 2001                   By: /s/ Steven R. Townson
                                           ---------------------
                                           President, Chief Executive Officer
                                           and Vice-Chairman of the Board